FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

January 26, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on January 26, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) today announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), and the Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE MKT when the markets open on January 28, 2016. The purpose of the consolidation is to increase the Company’s common share price to meet the minimum share price requirements of the NYSE MKT.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) today announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), and the Company’s consolidated common shares are expected to begin trading on the Toronto Stock Exchange (“TSX”) and NYSE MKT when the markets open on January 28, 2016. The purpose of the consolidation is to increase the Company’s common share price to meet the minimum share price requirements of the NYSE MKT.

Each ten (10) common shares issued and outstanding immediately prior to January 26, 2016 will automatically be reclassified, without any action of the holder thereof, into one common share. The share consolidation will affect all of the Company’s common shares outstanding immediately prior to the market opening on January 26, 2016. As a result of the share consolidation, the number of issued and outstanding common shares will be reduced from 775,914,708 to 77,591,471 (subject to fractional treatment). Each shareholder’s percentage ownership in the Company and proportional voting power remained unchanged after the share consolidation, except for minor changes and adjustments resulting from the treatment of fractional shares.

No fractional shares will be issued as a result of the share consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of shares, in accordance with the Business Corporations Act (British Columbia). Registered shareholders of the Company will receive a letter of transmittal from the Company's transfer agent, Computershare Investor Services Inc., as soon as practicable after the effective date of the share consolidation. The letter of transmittal will enable registered shareholders to exchange their old share certificates representing pre-consolidation common shares for post-consolidation common shares. Until surrendered, each share certificate representing pre-consolidation common shares will represent the number of whole post consolidation common shares to which the holder is entitled as a result of the consolidation.

Shareholders who hold their common shares in brokerage accounts or in “street name” are not required to take any action to effect the exchange of their common shares.

Regulatory Requirements

The listing of the consolidated common shares on the NYSE MKT is subject to the prior approval of the NYSE MKT and the final approval of the TSX.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is based in Johannesburg, South Africa and Vancouver, Canada. At Maseve (formerly Western Bushveld Joint Venture Project 1) the Company is currently commissioning its first near-surface platinum mine into production. Approximately US $500 million has been invested in the mine construction, equipment and underground development.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex in partnership with Japan Oil, Gas and Metals National Corporation ("JOGMEC"). JOGMEC has made a US $20 million commitment to the project to 2018. Increased thickness and near surface mineralization at Waterberg is currently being studied for bulk extraction using mechanized mining methods.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
President & CEO

For further information contact:

R. Michael Jones, President & CEO
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include statements about the approval of the TSX and the NYSE MKT for the trading of the consolidated common shares, the timing of the expected commencement of trading of the consolidated common shares on the TSX and NYSE MKT, the satisfaction of the minimum share price requirement of the NYSE MKT, the expected number of common shares outstanding after the consolidation and the anticipated effect of the treatment of fractional shares on the percentage ownership in the Company and proportional voting power. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the announcement or implementation of the share consolidation may adversely affect the market price of the common shares; the NYSE MKT may not approve the listing of the consolidated common shares or may delist the common shares prior to commencement of trading of the post consolidation shares if the Company cannot satisfy NYSE MKT requirements, including minimum share price requirements; the commencement of trading of the consolidated common shares on either or both of the TSX and the NYSE MKT may be delayed; the liquidity and market price of the common shares and the Company’s ability to raise capital may be adversely affected if the Company is unable to maintain its listing on the NYSE MKT; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; delays in the start-up of the Western Bushveld Joint Venture (WBJV) Project 1 platinum mine; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; exploration, development and mining risks; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

January 26, 2016